Exhibit 21.1

SUBSIDIARIES OF
BLUE DOLPHIN ENERGY COMPANY

Name of Subsidiary	State of Incorporation or Organization

Lazarus Energy, LLC	Delaware
Lazarus Refining & Marketing, LLC	Delaware
Blue Dolphin Pipe Line Company	Delaware
Blue Dolphin Petroleum Company	Delaware
Blue Dolphin Exploration Company	Delaware
Blue Dolphin Services Co.	Texas
Petroport, Inc.	Delaware